1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com CLAY DOUGLAS clay.douglas@dechert.com +1 202 261 3326 Direct March 11, 2025 VIA EDGAR U.S. Securities and Exchange Commission Division of Investment Management Attention: Lisa N. Larkin 100 F Street NE Washington, D.C. 20549 RE: Barings BDC, Inc. — Preliminary Proxy Statement on Schedule 14A filed on February 27, 2025 (File No. 814-00733) Dear Ms. Larkin: On behalf of Barings BDC, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on March 6, 2025 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on February 27, 2025. The Staff’s comments are set forth below and are followed by the Company’s responses. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement. 1. Comment: The Staff notes that the “form of” proxy card filed with the Preliminary Proxy Statement does not include a Control Number. Please confirm that the Control Number for each stockholder will be included on the proxy card delivered to such stockholder. Response: The Company confirms that any proxy cards delivered to individual stockholders with the Definitive Proxy Statement will include the relevant stockholder-specific Control Number. 2. Comment: The Staff refers to the tables set forth under “Information about the Nominees for Director and Other Directors” in Proposal No. 1 of the Preliminary Proxy Statement, starting on page 7. Please revise the disclosure in the column of the table titled “Principal Occupations During Past 5 Years” to state the principal business of any company listed therein unless the principal business is implicit in its name. Please refer to Instruction 5 to Item 22(b)(1) of Schedule 14A under the Securities Exchange Act of 1934, as amended. Response: The Company has revised the Definitive Proxy Statement in response to the Staff’s comment.

March 11, 2025 Page 2 * * * If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com), Harry Pangas at 202.261.3466 (or by email at harry.pangas@dechert.com) or Richard Horowitz at 212.698.3525 (or by email at richard.horowitz@dechert.com). Sincerely, /s/ Clay Douglas Clay Douglas cc: Eric Lloyd, Barings BDC, Inc. Matthew Freund, Barings BDC, Inc. Elizabeth Murray, Barings BDC, Inc. Ashlee Steinnerd, Barings BDC, Inc. Harry Pangas, Dechert LLP Richard Horowitz, Dechert LLP